EXHIBIT 18



April 30, 2001


Board of Directors
CE Generation LLC
302 South 36th Street
Suite 400
Omaha, Nebraska  68131

Dear Members of the Board:

At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended March 31, 2001, of the facts relating to the change in accounting for major maintenance and repairs for CE Generation LLC and its consolidated subsidiaries (the "Company"). Such change will result in major maintenance and repairs for the gas projects and for project overhauls and geothermal well rework costs changing to the direct expense method, from the Company's former policy of monthly accruals based on long-term scheduled maintenance plans for the gas projects and deferral and amortization of plant overhaul costs and geothermal well rework costs over the estimated period between reworks ranging from 18 to 24 months. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of the Company, that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of CE Generation LLC and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2000. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of CE Generation LLC and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2000.

Yours truly,


/s/  DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Omaha, Nebraska